FORM 4



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.
See Instruction 1(b).



1.   Name and Address of Reporting Person*:

         Four Partners
         ------------------------------
         (LAST)        (FIRST)   (MIDDLE)

         c/o Thomas J. Tisch
         667 Madison Avenue
         -------------------------------------------
         (STREET)

         New York,       New York          10021
         ------------------------------------------
         (CITY)        (STATE)           (ZIP)



2.   Issuer Name and Ticker or Trading Symbol:

         Gunther International, Ltd. (SORT)



3.   IRS Identification Number of Reporting Person, if an entity  (Voluntary):



4.   Statement for Month/Year:

         11/1998


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5.   If Amendment, Date of Original:

      (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

         _____  Director

         _____  Officer (give title below)

         __X__  10% Owner

         _____  Other (specify below)



7.   Individual or Joint/Group Filing (Check Applicable Line)

         ____  Form filed by One Reporting Person

         __X__ Form filed by More than One Reporting Person



                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned



1.   Title of Security:

     (Instr. 3)

         Common Stock, $0.001 par value ("Common Stock")

2.   Transaction Date:

     (Month/Day/Year)



3.   Transaction Code:

     (Instr. 8)

      Code                 V

         S

4.   Securities Acquired (A) or Disposed of (D):


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      (Instr. 3, 4 and 5)

      Amount       (A) or (D)               Price

         494,189  D                 $1.225 (see explanation)

5.   Amount of Securities Beneficially Owned at End of Month:

     (Instr. 3 and 4)

         0

6.   Ownership Form:   Direct (D) or Indirect (I):

     (Instr. 4)


7.   Nature of Indirect Beneficial Ownership:

     (Instr. 4)



Reminder:   Report on a  separate  line for each class of  securities
            beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).


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


           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security:

     (Instr. 3)

         Warrants issued December 20, 1993 ("IPO Warrants")

         Warrants issued October 2, 1998 ("Loan Warrants")

2.   Conversion or Exercise Price of Derivative Security:

         IPO Warrants - $6.00 per share of Common Stock

         Loan Warrants - $1.50 per share of Common Stock

3.   Transaction Date:

     (Month/Day/Year)

         IPO Warrants -

         Loan Warrants - November 24, 1998

4.   Transaction Code:

     (Instr. 8)

      Code                 V

         IPO Warrants -

         Loan Warrants - D

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):

     (Instr. 3, 4 and 5)

            - IPO Warrants -

         D - Loan Warrants- 2,105,688

6.    Date Exercisable and Expiration Date:

      (Month/Day/Year)

      Date Exercisable

         IPO Warrants - 12/20/1994

         Loan Warrants - 1/1/1999


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      Expiration Date

         IPO Warrants - 12/20/1998

         Loan Warrants - 10/2/2003

7.   Title and Amount of Underlying Securities:

     (Instr. 3 and 4)

      Title                Amount or Number of Shares

         IPO Warrants - Common Stock        115,000 shares

         Loan Warrants - Common Stock       2,105,688 shares

8.   Price of Derivative Security:

     (Instr. 5)

         IPO Warrants -

         Loan Warrants - $0.1331 (per share of underlying Common Stock) (See Explanation)

9.   Number of Derivative Securities Beneficially Owned at End of Month:

     (Instr. 4)

         IPO Warrants - 115,000

         Loan Warrants- 0

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):

     (Instr. 4)

         IPO Warrants - D

         Loan Warrants -

11.  Nature of Indirect Beneficial Ownership:

     (Instr. 4)

Explanation of Responses:

                  This Form 4 is being filed jointly by Four Partners ("FP"), a New York general partnership, and Gunther Partners, LLC ("GP"), a Delaware limited liability company. FP is the designated filer.

                  The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which


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         Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are brothers and are referred to herein as the "Messrs. Tisch." Thomas J. Tisch has been appointed the Manager of FP.

                  The members of GP are FP, Robert Spiegel , Richard Spiegel 1987 Trust and Thomas M. Steinberg. Thomas J. Tisch has been appointed the Manager of GP. Beneficial ownership of securities of the issuer by other members of GP and agreements between FP and the other members of GP have been previously reported in Amendment No. 5 to the Schedule 13D of FP filed with the Securities and Exchange Commission on October 7, 1998.

                  On November 17, 1998, GP distributed all Loan Warrants that it held to its members on a pro rata basis. The members of GP had previously reported beneficial ownership of their pro rata shares of the Loan Warrants held by GP.

                  On November 24, 1998, FP transferred 494,189 shares of Common Stock and Loan Warrants exercisable for 2,105,688 shares of Common Stock to Four-Fourteen Partners, LLC, a Delaware limited liability company ("4-14P"). The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the trustees of such trusts. Thomas J. Tisch has been appointed the Manager of 4-14P. The transfer from FP to 4-14P was made at the fair market value of the shares of Common Stock and Loan Warrants.

                  The filing of this statement is not an admission by FP or GP that FP or GP and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder or that FP or GP is the beneficial owner of any securities owned by any other person.


FOUR PARTNERS


/s/ Thomas J. Tisch
--------------------------------
** Signature of Reporting Person

Date: December 10, 1998

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of the Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                      Attachment To Form 4 of Four Partners
                in Respect of Gunther International, Ltd. (SORT)
                        Statement for Month/Year: 11/1998

                  This Form 4 is being filed jointly by Four Partners ("FP"), a New York general partnership, and Gunther Partners, LLC ("GP"), a Delaware limited liability company.


Joint Filer Information

1.   Name and Address of Reporting Person:

                    Gunther Partners, LLC
                    c/o Thomas J. Tisch
                    667 Madison Avenue
                    New York, NY 10021

2.   Issuer Name and Ticker or Trading Symbol:

         Gunther International, Ltd. (SORT)



3.   IRS Identification Number of Reporting Person, if an entity  (Voluntary):



4.   Statement for Month/Year:

         11/1998



5.   If Amendment, Date of Original:

      (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

         _____  Director

         _____  Officer (give title below)

         __X__  10% Owner

         _____  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

         ____  Form filed by One Reporting Person

         _X__  Form filed by More than One Reporting Person



                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned



1.   Title of Security:

     (Instr. 3)



2.   Transaction Date:

     (Month/Day/Year)



3.   Transaction Code:

     (Instr. 8)

      Code           V



4.   Securities Acquired (A) or Disposed of (D):

     (Instr. 3, 4 and 5)

      Amount       (A) or (D)           Price

5.   Amount of Securities Beneficially Owned at End of Month:

     (Instr. 3 and 4)



6.   Ownership Form:   Direct (D) or Indirect (I):

     (Instr. 4)



7.   Nature of Indirect Beneficial Ownership:

     (Instr. 4)



Reminder:   Report on a  separate  line for each class of  securities
            beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).


               Table II - Derivative Securities Acquired, Disposed of, or
                 Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)

1.   Title of Derivative Security:

     (Instr. 3)

         Warrants issued October 2, 1998 ("Loan Warrants")

2.   Conversion or Exercise Price of Derivative Security:

         Loan Warrants - $1.50 per share of Common Stock

3.   Transaction Date:

     (Month/Day/Year)

         Loan Warrants - November 17, 1998

4.   Transaction Code:

     (Instr. 8)

      Code           V

         Loan Warrants - J

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):

     (Instr. 3, 4 and 5)

        D - Loan Warrants- 2,591,616

6.   Date Exercisable and Expiration Date:

     (Month/Day/Year)

      Date Exercisable

        Loan Warrants - 1/1/1999


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


      Expiration Date

        Loan Warrants - 10/2/2003

7.   Title and Amount of Underlying Securities:

     (Instr. 3 and 4)

      Title                                Amount or Number of Shares

      Loan Warrants - Common Stock         2,591,616 shares

8.   Price of Derivative Security:

     (Instr. 5)

         Loan Warrants - (See Explanation to Form 4 of FP)

9.   Number of Derivative Securities Beneficially Owned at End of Month:

     (Instr. 4)

         Loan Warrants- 0

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):

     (Instr. 4)



11.  Nature of Indirect Beneficial Ownership:

     (Instr. 4)



                                            GUNTHER PARTNERS, LLC

                                            By: /s/ Thomas J. Tisch
                                               ---------------------------
                                                    Thomas J. Tisch
                                                    Manager

                                            Date:  December 10, 1998